Exhibit 99.1

monday.com Announces Second Quarter 2026 Results

Second quarter revenue of $364.6 million grew 22% year-over-year
ARR from AI products doubled from Q1, representing 17% of net new ARR
Record net adds of customers with more than $100,000 and $500,000 in ARR
Achieved record non-GAAP operating income

New York / Tel Aviv, August 10, 2026 -- monday.com (NASDAQ: MNDY), the AI work platform that turns strategy into execution, at scale, today reported financial results for its second quarter ended June 30, 2026.

Management Commentary:

“Q2 reinforced our conviction that our strategy is working and that it was time to move faster. We made the difficult decision to restructure our organization, sharpen our product portfolio, and commit fully to the AI Work Platform in order to capture the largest opportunity we have ever seen in software,” said monday.com co-founders and co-CEOs Roy Mann and Eran Zinman. “The early results reinforce our conviction. ARR from AI products doubled from Q1, representing 17% of net new ARR in Q2, and customer response to our new direction continues to exceed our expectations. We are building a faster, flatter company with clearer priorities, and we are just getting started.”

“Our Q2 results demonstrate the underlying strength of the business as we continue to execute on our strategy. Revenue grew 22% year-over-year, and non-GAAP operating income was at record-levels, reflecting the improved focus of our cost structure,” said Eliran Glazer, monday.com CFO.

Second Quarter Fiscal 2026 Financial Highlights:

●	Revenue was $364.6 million, an increase of 22% year-over-year, including an approximately 110 basis point favorable impact from FX.
●	GAAP operating loss was $1.5 million, compared to a loss of $11.6 million in the second quarter of 2025; GAAP operating margin was negative 0%, compared to negative 4% in the second quarter of 2025.
●
Non-GAAP operating income was $61.1 million, compared to $45.1 million in the second quarter of 2025. Non-GAAP operating margin was 17%, compared to 15% in the second quarter of 2025, despite an approximately 210 basis point negative impact from FX.

●
GAAP basic and diluted net income per share was $0.08, compared to GAAP basic and diluted net income per share of $0.03 in the second quarter of 2025; non-GAAP basic and diluted net income per share was $1.50 and $1.48, respectively, compared to non-GAAP basic and diluted net income per share of $1.13 and $1.09, respectively, in the second quarter of 2025.

●
Net cash provided by operating activities was $55.4 million, with $52.3 million of adjusted free cash flow, compared to net cash provided by operating activities of $66.8 million and $64.1 million of adjusted free cash flow in the second quarter of 2025.

Recent Business Highlights:

●	Net dollar retention rate was 109%.
●	Net dollar retention rate for customers with more than 10 users was 113%.
●	Net dollar retention rate for customers with more than $50,000 in ARR was 115%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 115%.
●	The number of paid customers with more than 10 users was 65,783, up 6% from 61,803 as of June 30, 2025.
●	The number of paid customers with more than $50,000 in ARR was 4,834, up 31% from 3,702 as of June 30, 2025.
●	The number of paid customers with more than $100,000 in ARR was 2,019, up 37% from 1,472 as of June 30, 2025.
●	The number of paid customers with more than $500,000 in ARR was 114, up 68% from 68 as of June 30, 2025.
●	Customers with more than 10 users now represent 82% of ARR, up from 80% as of June 30, 2025.
●	Customers with more than $50,000 in ARR now represent 43% of ARR, up from 38% as of June 30, 2025.
●	Customers with more than $100,000 in ARR now represent 30% of ARR, up from 26% as of June 30, 2025.
●	Customers with more than $500,000 in ARR now represent 7% of ARR, up from 5% as of June 30, 2025.
●	Total remaining performance obligations (RPOs) were $937 million, up 34% from $699 million as of June 30, 2025.
●	Current remaining performance obligations (cRPOs) were $750 million, up 27% from $588 million as of June 30, 2025.
●
The company repurchased approximately 2,333,000 of its ordinary shares for approximately $182 million as part of its share repurchase program. As of the end of Q2, the entire $870 million authorized was utilized and no shares are available for future share repurchases under the program.

●
The monday.com Board of Directors has approved a donation of 196,829 ordinary shares to the monday.com Foundation, to be executed in Q3 2026, reflecting the company's continued commitment to social impact alongside its business transformation.

Financial Outlook:

For the third quarter of fiscal year 2026, monday.com currently expects:

●	Total revenue of $368 million to $370 million, representing year-over-year growth of 16% to 17%.
●	Non-GAAP operating income of $57 million to $59 million and operating margin of approximately 16%, assuming a negative FX impact of 100 to 200 basis points.

For the full year 2026, monday.com currently expects:

●	Total revenue of $1,466 million to $1,474 million, representing year-over-year growth of 19% to 20%.
●	Non-GAAP operating income of $230 million to $234 million and operating margin of approximately 16%, assuming a negative FX impact of 100 to 200 basis points.
●	Adjusted free cash flow of $280 million to $290 million and adjusted free cash flow margin of 19% to 20%, assuming a negative FX impact of 100 to 200 basis points.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, adjusted free cash flow, which is defined as free cash flow plus costs associated with the build-out of our corporate headquarters, and adjusted free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation and restructuring costs.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue

Annual Recurring Revenue (“ARR”) is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Remaining Performance Obligations

Remaining Performance Obligations (RPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the future.

Current Remaining Performance Obligations

Current Remaining Performance Obligations (cRPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the next 12 months.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com’s control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to effectively manage the scope and complexity of our business following years of rapid growth, increasing operating expenses, and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenue from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered on our app marketplace or interruptions or performance problems associated with the technology or infrastructure underlying our platform; risks related to artificial intelligence (“AI”) and machine learning; our ability to attract customers, grow our retention rates, expand usage within organizations, including cross-selling and upselling and sell subscription plans; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and direct sales capabilities; that our restructuring plan may not achieve the expected benefits or that the costs may exceed our expectations; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with scrutiny related to environmental and social matters; our dependence on founders and other key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on web search engines, both traditional and AI generated, to direct traffic to our website; interruptions or delays in service from third parties or our inability to plan and manage interruptions; risks related to security incidents and unauthorized access to our or our third-party vendors’ systems, networks or data or the data of users and organizations on our platform; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to realize deferred tax assets or requirements to collect sales or other indirect taxes; our ability to maintain, protect or enforce our intellectual property rights or risks related to intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to conflicts in the region and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our repurchase program, including an inability to guarantee the amount of repurchases of our ordinary shares that will occur, if any, or that our repurchase program will enhance long-term shareholder value; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its second quarter fiscal year 2026 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 1347415. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

monday.com is the AI work platform that not only helps manage and orchestrate work, but also does the work for you. Around 250,000 customers worldwide use monday.com to bring people, workflows, and AI agents together on one flexible platform, where AI doesn’t just assist, it executes. From work management and CRM to service and dev, every monday.com product runs on the same AI layer, automating tasks, running workflows, and helping teams deliver exponentially more with less effort.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Or Elmaliah
ore@monday.com

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenue	$364,621	$299,014	$715,886	$581,264
Cost of revenue	42,661	31,173	80,785	59,978
Gross profit	321,960	267,841	635,101	521,286
Operating expenses:
Research and development	99,307	87,039	191,327	156,424
Sales and marketing	162,402	152,590	327,797	294,310
General and administrative	40,359	39,763	76,331	72,307
Restructuring charges	21,436	—	21,436	—
Total operating expenses	323,504	279,392	616,891	523,041
Operating income (loss)	(1,544)	(11,551)	18,210	(1,755)
Financial income, net	6,960	14,102	17,336	31,749
Income before income taxes	5,416	2,551	35,546	29,994
Income tax expense	(1,956)	(978)	(4,052)	(996)
Net income	$3,460	$1,573	$31,494	$28,998

Net income per share attributable to ordinary shareholders, basic	$0.08	$0.03	$0.69	$0.57

Net income per share attributable to ordinary shareholders, diluted	$0.08	$0.03	$0.67	$0.55

Weighted-average ordinary shares used in calculating net income per ordinary share, basic	43,697,057	51,385,862	45,898,551	51,196,507

Weighted-average ordinary shares used in calculating net income per ordinary share, diluted	44,441,875	53,271,524	46,752,399	53,149,561

MONDAY.COM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2026	2025
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$853,402	$1,503,149
Marketable securities	219,353	162,308
Accounts receivable, net	32,888	30,552
Prepaid expenses and other current assets	104,578	93,055
Total current assets	1,210,221	1,789,064
LONG-TERM ASSETS:
Property and equipment, net	50,299	53,888
Goodwill and intangible assets, net	13,079	—
Operating lease right-of-use assets	202,865	149,149
Deferred tax assets, net	54,273	58,682
Other long-term assets	89,182	55,817
Total long-term assets	409,698	317,536
Total assets	$1,619,919	$2,106,600
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$62,934	$45,001
Accrued expenses and other current liabilities	247,845	234,377
Deferred revenue, current	451,577	409,677
Operating lease liabilities, current	27,512	25,819
Total current liabilities	789,868	714,874

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	209,976	142,948
Deferred revenue, non-current	2,100	1,942
Total long-term liabilities	212,076	144,890
Total liabilities	1,001,944	859,764
SHAREHOLDERS' EQUITY:
Other comprehensive income	6,862	18,097
Share capital and additional paid-in capital	1,012,909	1,662,029
Accumulated deficit	(401,796)	(433,290)
Total shareholders’ equity	617,975	1,246,836
Total liabilities and shareholders’ equity	$1,619,919	$2,106,600

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,460	$1,573	$31,494	$28,998
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,967	3,375	7,815	6,625
Restructuring charges	21,436	—	21,436	—
Share-based compensation	41,218	56,645	70,501	87,603
Amortization of discount and accretion of interest on marketable securities	778	580	(1,693)	(95)
Changes in operating assets and liabilities:
Accounts receivable, net	1,482	(9,760)	(2,336)	(10,392)
Prepaid expenses and other assets	(30,834)	(16,987)	(47,251)	(26,757)
Deferred taxes	1,598	—	3,848	—
Accounts payable	10,923	10,068	11,359	6,224
Accrued expenses and other liabilities, net	4,866	2,941	22,810	24,098
Deferred revenue	(3,540)	18,402	42,058	62,503
Net cash provided by operating activities	55,354	66,837	160,041	178,807

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,790)	(5,884)	(6,237)	(9,571)
Purchase of marketable securities	(43,792)	—	(112,915)	(10,049)
Maturities of marketable securities	37,670	—	55,917	—
Acquisition of a business operation	(13,200)	—	(13,200)	—
Purchase of securities of privately held companies	(1,000)	—	(6,000)	—
Investment in affiliated company	—	—	(4,332)	—
Capitalized software development costs	(1,106)	(924)	(1,590)	(1,703)
Net cash used in investing activities	(25,218)	(6,808)	(88,357)	(21,323)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	8,329	12,365	15,369	26,501
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	161	(9,484)	(1,829)	(5,072)
Repurchase of ordinary shares	(182,359)	—	(734,971)	—
Net cash provided by (used in) financing activities	(173,869)	2,881	(721,431)	21,429
INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	(143,733)	62,910	(649,747)	178,913
CASH AND CASH EQUIVALENTS - Beginning of period	997,135	1,527,605	1,503,149	1,411,602
CASH AND CASH EQUIVALENTS - End of period	$853,402	$1,590,515	$853,402	$1,590,515

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$321,960	$267,841	$635,101	$521,286
Share-based compensation	2,262	2,272	3,311	3,406
Non-GAAP gross profit	$324,222	$270,113	$638,412	$524,692
GAAP gross margin	88%	90%	89%	90%
Non-GAAP gross margin	89%	90%	89%	90%

Reconciliation of operating expenses
GAAP research and development	$99,307	$87,039	$191,327	$156,424
Share-based compensation	(16,304)	(27,806)	(29,911)	(43,347)
Non-GAAP research and development	$83,003	$59,233	$161,416	$113,077
GAAP sales and marketing	$162,402	$152,590	$327,797	$294,310
Share-based compensation	(12,958)	(13,367)	(20,172)	(19,205)
Non-GAAP sales and marketing	$149,444	$139,223	$307,625	$275,105
GAAP general and administrative	$40,359	$39,763	$76,331	$72,307
Share-based compensation	(9,694)	(13,200)	(17,107)	(21,645)
Non-GAAP general and administrative	$30,665	$26,563	$59,224	$50,662
Reconciliation of operating income (loss)
GAAP operating income (loss)	$(1,544)	$(11,551)	$18,210	$(1,755)
Share-based compensation	41,218	56,645	70,501	87,603
Restructuring charges (1)	21,436	—	21,436	—
Non-GAAP operating income	$61,110	$45,094	$110,147	$85,848
GAAP operating margin	(0)%	(4)%	3%	(0)%
Non-GAAP operating margin	17%	15%	15%	15%
Reconciliation of net income
GAAP net income	$3,460	$1,573	$31,494	$28,998
Share-based compensation	41,218	56,645	70,501	87,603
Restructuring charges (1)	21,436	—	21,436	—
Tax expense (benefit) related to share-based compensation (2)	(479)	$78	$(1,792)	$78
Non-GAAP net income	$65,635	$58,296	$121,639	$116,679

Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, basic	43,697,057	51,385,862	45,898,551	51,196,507
Effect of dilutive shares	744,818	1,885,662	853,848	1,953,054
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, diluted	44,441,875	53,271,524	46,752,399	53,149,561
GAAP net income per share, basic	$0.08	$0.03	$0.69	$0.57
GAAP net income per share, diluted	$0.08	$0.03	$0.67	$0.55
Non-GAAP net income per share, basic	$1.50	$1.13	$2.65	$2.28
Non-GAAP net income per share, diluted	$1.48	$1.09	$2.60	$2.20

(1)
In connection with the Company's broader restructuring plan, the Company recognized restructuring charges of $21.4 million in the second quarter of 2026, consisting of non-cash impairment charges related to operating lease right-of-use assets, leasehold improvements, and other fixed assets for office space in Israel that was originally secured to support planned workforce expansion.

(2)
The tax expense (benefit) related to share-based compensation was excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding the tax benefit enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

MONDAY.COM LTD
Reconciliation of net cash provided by operating activities to adjusted free cash flow

(U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)

Net cash provided by operating activities	$55,354	$66,837	$160,041	$178,807
Purchase of property and equipment	(3,790)	(5,884)	(6,237)	(9,571)
Capitalized software development costs	(1,106)	(924)	(1,590)	(1,703)
Purchase of property and equipment related to build-out of our corporate headquarters (1)	1,886	4,064	2,908	6,092
Adjusted free cash flow	$52,344	$64,093	$155,122	$173,625
Adjusted free cash flow margin	14%	21%	22%	30%

(1)
For the three months ended June 30, 2026 and March 31, 2026, mainly represent renovation costs at an office space in Israel that were capitalized prior to the Company's decision to vacate that space in Q2 2026. Although the related leasehold improvements were subsequently impaired as part of the restructuring charges excluded from non-GAAP operating income, the adjusted free cash flow add-back reflects cash previously paid for the renovation project — a distinct event from the non-cash impairment — and is included because it represents a one-time, non-recurring capital outlay not reflective of our ongoing capital expenditures.